Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following are a letter dated April 15, 2013 that is being mailed to participants in Empire State Building Associates L.L.C., and each of the letters referred to therein.

[MH Letterhead]

April 15, 2013

To Fellow Participants in Empire State Building Associates L.L.C. (“Associates”):

We receive phone calls, e-mails, and letters from participants who support our proposed consolidation and IPO transaction. Some have offered or requested for us distribute their communication. We identify any item of disclosure or prior communication relevant to any letter or e-mail we send to comply with Securities and Exchange Commission disclosure requirements.

Enclosed, please find four such letters.

•	Mr. Greenberg is an investor.

•	Mr. Greenberg’s communication arrived without any prior notification and gave us permission to send the letter to investors.

•	Mr. Newman is an investor and former partner in Malkin Holdings’ predecessor.

•	Mr. Newman first indicated by phone approximately two months ago that he considered writing, we communicated with him concerning his sending a letter to investors, and he recently sent us a draft.

•	We advised Mr. Newman that we could not make any substantive comment on his draft, and we did not.

•	Attached is the letter Mr. Newman asked us to send.

•	Mrs. Ross is an investor.

•	The communication from Mrs. Ross and her husband Irwin Ross arrived without prior notification and gave us permission to send the letter to investors.

•	Dr. Shinefield is an investor.

•	Dr. Shinefield called and asked if we would distribute a letter.

•	Attached is the letter Dr. Shinefield asked us to send.

The vote remains open, and we continue to receive new consents. If you have not yet voted FOR the proposals, we urge you to do so now.

Please call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or e-mail us at inquiries@MalkinHoldings.com if you have any question.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

For more information, please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

April 6, 2013

To fellow ESBA Participants:

My name is Warren Greenberg. I am a 78 year old retired Pharmacist from Brooklyn NY. I now reside in Florida and New Jersey. I am not a financial wizard or a real estate Mogul. When I need advice I look to other professionals. ,Beginning with a negative sentiment toward the consolidation proposals<Icontacted my CPA, financial advisor and Lawyer (He billed Me). All three strongly advised me to vote yes for the consolidation. The most compelling reason was the liquidity of the investment that would result.

As of this date 75% of the votes have been YES. This is not the 80% that is needed but is is by far a majority of the participants. History has taught us that when a small minority , through misinformation, lying by omission and outright lying, is able to sway the majority, the results may not be favorable. ie: WWII

We, as participants, cannot let things happen-we must make things happen. Whether you are going to vote Yes or no, You make things happen by voting. Vote NOW!!

If you do the mathematics you will find that a Yes vote will be to your financial advantage. Even if the IPO does not do well in terms of stock value ,your dividends and distributions will be more than you are receiving at this time. It is very likely that this REIT ,like most other REITS, will increase in value.Unless you sell your shares there will be no tax obligation. Seems to me to be a win-win situation.

Peter Malkin with whom I have no association of any kind,has my permission to distribute this note to fellow ESBA investors.

Sincerely,

Warren Greenberg

MARTIN D. NEWMAN

THE ALWYN COURT

180 WEST 58TH STREET #12E

NEW YORK, NY 10019

MEMORANDUM

To:	Participants in Empire State BuildingAssociates LLC (“Associates”)
From:	Martin D. Newman /s/ Martin D. Newman
Re:	Empire State Realty Trust (“REIT”)
Dated:	April 11, 2013

I am a participant in Associates, 60 East 42nd Street Associates LLC and a number of the private entities, which are being “rolled up” to create the REIT. I am a retired attorney and for almost 25 years I was associated with or a partner in Wien and Malkin and its predecessors. I worked closely over those years with Lawrence A. Wien, who we affectionately referred to as “LAW” and Peter L. Malkin. In my last several years at the firm I worked with Anthony E. Malkin. My principal area of concentration was securities law, particularly SEC compliance, and more generally corporate law, real estate finance and investment supervision. I withdrew from the law firm in 1996 and since that time I have established and managed my own Manhattan real estate operations, which I have sponsored for group investment. My parting from Wien and Malkin was not completely amicable and I was served by them with litigation papers. The matter was settled and at the age of 74, I prefer a life less hindered by emotional baggage for matters that happened over 17 years ago. I only add these details to indicate that my opinion and statements in this memorandum are based on both my legal and business experience and position as a neutral in giving my honest and non-emotional assessment of converting my investments into shares of the REIT.

I have cast my votes in each of the various investments I own in favor of the REIT. I wholly endorse the position of fellow participants and David Polson and Barbara Pearson, for the reasons stated in their recent respective letters.

I am now quite angry with the small group of individuals who seek to sabotage the creation of the REIT. I hope that each of you who have supported the REIT’s creation will share in my anger. I have recently received an e-mail stating that

“25% of the owners of the Empire State Building have voted No to the REIT IPO.

The 75% who have voted Yes is less than the 80% required under the partnership agreement to approve the proposed REIT.

The vote was originally scheduled to end March 26th and was extended.

Even with the extra week the vote still fell short.

Under the terms of the vote, not sending in a ballot is counted as a No Vote.

Many owners chose that method of expressing their disapproval.”

The statements on their face are misleading, a charge which this group levels at Malkin Holdings, even though Malkin Holdings has complied with the SEC Rules and Regulations. It is apparent that less that 25% of the participants have voted against the formation of the REIT. I call on those of you who have not voted, to now cast your vote in favor of the REIT or to change a “No” vote or “Abstention” to a YES VOTE.

The vocal minority is now frustrating the carefully determined wishes of the overwhelming majority of investors who based on full disclosure want liquidity in the form of a New York Stock Exchange traded security. This minority further frustrates the desire of the overwhelming majority to diversify their investment portfolios and obtain interests in many New York metropolitan area properties which would otherwise not be available for their investment. If these goals are slightly diminished by fully disclosed fees and overrides they are worth the cost of liquidity and diversity. When LAW created Associates he was not without a personal entrepreneurial profit motive.

We each know what we and our relatives paid for our units. The opportunity to turn thousands of purchase price dollars into hundreds of thousands of dollars of value even after a half century is one that should not be brushed away lightly. I seriously doubt that the fringe would be willing to pay each consenting participant the exchange value for his or her interest. I recall the old saws “Put up or shut up” or “Champagne taste with a beer pocketbook.”

The 80% requirement was not made part of the structure of the investment to permit a minority to block the will of the majority, but stemmed from an interpretation of the tax laws in the 1960’s designed to prevent Associates from being taxed as a corporation. Today most limited liability companies or limited partnerships, if they give rights to passive investors, would require a simple majority or at most a two thirds vote to approve major decisions. The opposition group is using an outmoded legal requirement to the detriment of the majority. The REIT will also serve to “modernize” this arcane structure.

The Empire State Building at some time may become obsolete in certain respects, which could seriously diminish its profitability. As we have seen just this past week, the top of the Freedom Tower is being developed as a state of the art observatory, which may affect the income from the Empire State Observatory. The floor plates of the Empire State Building are not state of the art and prospective tenants are currently attracted to the building because rental rates are much less than other prestige buildings in Manhattan. The antenna surely will be replaced by either technological advancements or another location, including the Freedom Tower. I would rather have the diversity of a 19 property portfolio, which would minimize risks.

We are told to forego the REIT because owning a piece of the Empire State Building is some sort of “bragging right” and a long dead relative may have counseled never to sell the participation. These apocryphal statements are hardly worth serious comment in the context of one of New York City’s largest real estate transactions.

The doom and gloom group only see the negatives to the creation of a REIT. They dismiss the positives. The REIT should be judged on the terms being offered. In the long run, I suspect that we and our heirs will be delighted with the outcome. Do not dismiss the concept that the Helmsley Organization could be replaced by less than favorable partners. I have had a similar problem in my own investments. It would be totally disruptive.

If you have not returned your consent, return it TODAY WITH A YES VOTE or request your No Vote or Abstention be changed to a YES VOTE. It will now only take a small number of votes to cause the implementation of the REIT. Do not let a few well intentioned but naive people frustrate the desires of the overwhelming majority.

To: Undecided Unitholders in ESBA LLC

My wife inherited her interest in ESBA when her mother died. The original investment was made by her late father, who was a client of Lawrence Wein.

We love the checks we get and of course the cachet of being an investor in the Empire State Building, probably one of the most famous buildings in the world. The investment however is extremely illiquid and we would welcome the cash and the opportunity to diversify our investments.

We have seen various “bids” for our interest, but as much as we want to seek some diversity, giving up 40 to 50 percent of the value in return for fast cash does not seem like a prudent thing to do.

We are sitting on a mini gold mine and Malkin Holdings has given us a shovel. They have also given us the option to get fully liquid and have the tax consequences kick in only when we sell all or part of our investment. Anyone who doesn’t want to sell their stock doesn’t have to; the checks will still keep coming.

We have voted in favor of the IPO issue and would urge you to do the same. This is an opportunity that has been fifty years in the coming. It is a chance to turn what has been a private investment with no real market or valuation into a publicly traded stock with daily transparent pricing.

I know that somewhere in the great beyond, my late father-in-law is saying “Oh my God, is this how my $10,000 has grown?” I’ll bet you have a former parent or grandparent saying the same thing.

Harriet and Irwin Ross

HENRY R. SHINEFIELD MD

April 9, 2013

To Fellow Participants in Empire State Building Associates LLC (ESBA):

My unsolicited letter to you is because of my concern for the delay in the Empire State Realty Trust (ESRT) proceeding with the Real Estate Investment Trust (REIT) and IPO.

My name is Henry Shinefield. I am an 89 year old Pediatrician enjoying my retirement in New York City. I am an original investor in the Empire State Building Associates LLC (ESBA) as well as in the 60 East 42nd Street Associates LLC (60EA) and in the 250 West 57th Street Associates LLC (250WA). I am also an investor in 5 additional real estate partner ships that will be included in the proposed ESRT REIT.

I have had many contacts and made many investments with Laurence Wien and Peter and Tony Malkin ( WM) over the past 60 years. My brother, 15 years my senior (now deceased) had those contacts and made investments with them many years before me.

It is important to know, at the onset, that I feel privileged to be involved with WM over these many years. Now, with Peter and Tony Malkin (Malkin Holdings) in charge, I continue to have complete faith in their business acumen, integrity and concern for their investors. As a result, my comfortable retirement and estate plan is in large part due to my WM and Malkin Holdings investments.

I have decided to vote YES for the formation of the REIT. My conclusion is after a careful and thorough evaluation of facts and aspirations in comparing the income and the value of ESBA as a standalone investment versus its participation in the REIT.

Initially, the only decision on my part, 50 years ago, was to determine if my investment in the ESBA would be profitable (spin off profits and increase in value). I must tell you, over all, I have been pleased. In retrospect, I regret that I did not invest more 50 years ago.

However, we are all now faced with the decision either to continue to keep ESBA as a standalone project or have it become a member of the proposed REIT. I have carefully read all the material sent to us. In addition, now the ESBA has a 50 year old past history, with facts, to help us decide at this cross road.

Here is the way I see the facts.

FACT. The ESBA has been profitable and has increased in value. What are the specifics?

FACT. Over the past 50 years the ESBA’s income has been unreliable and markedly variable. Some end of the year distribution has been equal to the original investment and on others it has been sharply reduced or even zero.

FACT. While I ( and I am sure all of you have as well ) have considered my investment to have increased considerably, I have asked myself “by how much?”. If the yearend distribution was equivalent to my entire investment, then I have an investment that has greatly increased in value. On the other hand if it is zero, how much is the investment really worth?

FACT. To evaluate the value or to market the investment, one way would be to see if the Malkin Holdings had any information since there is no established market on which to set a price.

FACT. In 2011, there were 157 ESBA transfers at 1.5 to 5x the face value of the share. This represented returns on the 157 units of $15,000 to $50,000. There has also been a recent offer FAR LESS than the ESBA REIT value of at least $323,803 per $10,000 face value share.

FACT. What will be the value and income of the ESBA as part of the REIT? No one can tell with certainty what the yearly income will be. But it is clear, that by law 90% of the annual income must be distributed to holders of REIT shares. There is accurate data on income from 2 well established New York REITS that are publicly-listed. SLGreen (SLG) established almost 16 years ago. Since that time has returned 615% over that period of time and Vomado Realty (VNO) listed in 1993 that since that time, has returned over 1,332%. With the quality of the real estate in the ESRT REIT and the track record of Malkin Holdings, it is reasonable to assume we can expect similar favorable results. This data has been reported by Brad Thomas in FORBES February 15, 2012 online edition.

There are some additional current facts that will have an impact on income and value of the ESBA regardless of its position as a standalone project or if it is in the REIT.

FACT. With the completion of One World Center (OWC) in the very near future, the ESB television antenna will have to compete with the OWC television antenna for considerable income.

FACT. With the completion of OWC’s huge indoor observatory and its tOOth floor “See Forever” experience, OWC will be “duking it out” with the ESB for the “big bucks” as described by journalist Lois Weiss in The New York Post, April 3, 2013 pages 36+38.

FACT. Vomado has over the past few years silently acquired real estate around the Pennsylvania Hotel (34th street and 7th avenue) with the intent to build a high rise in its place that would compete with the views of the ESB. They are reported, recently, to have abandoned the replacement but who will buy the properties they acquired and with what intent remains to be determined.

FACT. What is reasonably certain, is that the Grand Central area will be rezoned for additional commercial and retail construction. I think it can be assured that the new commercial real estate will have all perks and design to compete with existing buildings. What will happen to older building incomes is uncertain.

It is clear that the real estate world will not be spared the dynamic changes, seen and unpredictable, that will have an effect on many aspects of our lives. Based on the facts that I have listed and what I believe are reasonable assumptions , I firmly believe that in the future the ESBA as well as the 60EA and the 250WA, if it is in the REIT, will be much more profitable than it will be as a standalone investment.

Please do not give anyone my address, E-mail address. Phone numbers or other information which would enable any one to communicate with me.

Sincerely,

/s/ Henry Shinefield
Henry Shinefield